UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for September, 2019

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

Enclosures: **SASOL LIMITED | UPDATE ON INDEPENDENT BOARD REVIEW AND RELEASE OF 2019 ANNUAL FINANCIAL RESULTS**

Sasol Limited
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

Update on independent Board review and release of 2019 annual financial results

On 16 August 2019, Sasol announced that the Board of Directors of Sasol (the Board) had decided to delay the announcement of the Company's financial results for the year ended 30 June 2019 (2019 financial results) which were due to be released on 19 August 2019 and that the Board expected to release them on 19 September 2019. This delay was to allow for the completion of the assessment of possible internal control weaknesses identified during the independent review announced by the Board previously.

The Board has resolved to commission additional work under the independent review and to stipulate for in-depth investigation into certain aspects contemplated under the original scope. This will allow a complete and thorough investigation, enabling the effective conclusion of the audit of the Company's 2019 financial results. This work includes an assessment as to whether any identified control weakness and root cause of the changes in the cost and schedule of the Lake Charles Chemicals Project (LCCP) were present in the previous financial year and/or in the technology function of the Sasol group.

The Board is focused on resolving this as soon as possible and all efforts are being made to get to a swift outcome without compromising the integrity of the processes underway. Additional resources have been deployed by the independent experts to complete the review by mid-October 2019. The external audit work is being conducted in parallel with the independent review and will be completed shortly thereafter, with the objective of releasing the audited 2019 financial results by no later than Friday, 31 October 2019. A further announcement will be made as soon as the Board has determined the date on which the 2019 financial results will be released.

The Board is mindful of the Company's financial reporting obligations to regulators and shareholders under the applicable South African and United States regulatory requirements and will do all within its control to meet its obligations in that regard.

At the date of this announcement, nothing has come to the attention of the Board that necessitates a revision of the guidance on the earnings ranges provided in the trading statement of 25 July 2019 and the cost guidance for the LCCP of US$12,6 - 12,9 billion provided on 22 May 2019.

More details relating to this announcement can be found on our website at
https://www.sasol.com/investor-centre/reporting/annual-financial-results-2019

6 September 2019

Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 September 2019

By: <u>/s/ V D Kahla</u>
Name: Vuyo Dominic Kahla
Title: Company Secretary